FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of September, 2005
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ___

COMPAGNIE GENERALE DE GEOPHYSIQUE
Consolidated Statement of Earnings
Segment information
SIGNATURES

COMPAGNIE GENERALE DE GEOPHYSIQUE
Second quarter 2005 results
Strong increase in operating result at €15.4M
Net result of €7M before non-recurring financial expenses
Paris, September 8, 2005
Compagnie Generale de Geophysique (ISIN: 0000120164 — NYSE: GGY) published today its unaudited consolidated results for the second quarter of 2005.
Pursuant to European regulation n°1606 dated July 19, 2002, the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB). They include comparative information for the period of 2004 using the same standards.
Q2 2005 highlights:
•	Revenues for the second quarter of 2005 are up 21% in Euros and up 26% in USD compared to the second quarter of 2004.

•	Group operating profit of €15.4 M, a strong increase when compared to €0.9 M in Q2 2004.

•	Geophysical Services operating profit of €8.7 M, a more than €19 M improvement year on year.

•	Including Argas contribution, return of the Land acquisition activity to a global breakeven position.

•	Sercel operating profit of €14.3 M, an operating margin of over 18%.

•	Non-recurring financial charge of €9.4 M related to the early redemption of the 2007 Senior Notes, following its refinancing by the new 2015 Senior Notes, at lower cost.

•	Group net profit of €7.0 M before non-recurring financial charge.

•	Group backlog of $481 M as of September 1st 2005, a 23% increase year on year.
Comments and Perspectives :
CGG Chairman & CEO, Robert BRUNCK, commented, “Our results for the second quarter of 2005 show a strong improvement year on year and confirm a positive trend in the seismic market and in the CGG Group’s financial performance. The improvement of the Geophysical Services operating result, and especially the return to break even in land acquisition, substantiate and reinforce the validity of our strategic repositioning. Sercel has once again shown a strong profitability during the quarter. In these conditions, we are confident that we will reach our 2005 target in operating results.
The acquisition of Exploration Resources, which will increase our offshore production capacity by approximately 60%, positions CGG as a first tier player in marine acquisition. Leader of the equipment sector and being now in stronger position in Services, CGG is well poised, as of 2006, to reap the benefits of a seismic market entering a growth cycle, which I believe to be strong and lasting”.

Consolidated Statement of Earnings
IFRS

Million Euros	S1 2005	S1 2004	Q2 2005	Q2 2004
Operating revenues	383.7	321.4	193.3	159.6
Gross margin	87.0	57.9	46.3	23.7
Operating profit (loss)	29.5	15.8	15.4	0.9
Income (loss) from equity investments	6.7	4.8	2.9	2.7
Cost of financial debt	(19.6)	(11.3)	(14.2)	(5.3)
Other financial items	0.7	(3.6)	0.0	(2.2)
Income taxes	(14.6)	(9.2)	(6.5)	(4.6)
Minority interests	0.0	0.3	(0.1)	0.3
Net income (loss)	2.7	(3.5)	(2.4)	(8.5)

Net income (loss) per common share	0.23	(0.30)	(0.21)	(0.73)
Weighted average common shares	11.736.024	11.680.968	11.709.348	11.681.218
Revenues:
At Euros 193 million (USD 245 million), revenues for the second quarter of 2005 were up 21% in Euros and 26% in USD compared to Euros 160 million (USD 193 million) for the second quarter of 2004.
Total revenues for the first half 2005 were Euros 384 million (USD 497 million), up 19% in Euros and up 26% in USD compared to the same period of last year (Euros 321 million, USD 395 million).
Per segment:
Total revenues for Geophysical Services for the second quarter 2005 were Euros 132 million (USD 167 million), up 51% in Euros and 57% in USD compared to Euros 87 million (USD 106 million) for the second quarter of 2004.
Land revenues were Euros 32 million (USD 40 million), up 81% in Euros and 89% in USD when compared to the second quarter of 2004 revenues of Euros 18 million (USD 21 million). During this quarter, 11 crews were in operation, half of them working in partnership with local contractors.
Offshore revenues of Euros 73 million (USD 92 million) for the second quarter of 2005 were up 64% in Euros and 71% in dollars compared to the second quarter of 2004 (Euros 44 million, USD 54 million). The four vessels operating offshore India completed their activity as anticipated and then headed for the North Sea. During the second quarter, the entire fleet worked on an exclusive basis , thus benefiting from improved market prices. The growth in revenues is also coming from the high level of multi-client sales (USD 46 million), up 60% year on year and 53% sequentially. At the end of June the net book value of the multi-client library was Euros 114 million.
For the second quarter 2005, Processing and Reservoir revenues were Euros 27 million (USD 35 million), up 7 % in Euros and 12% in USD compared to Euros 26 million (USD 31 million) for the second quarter of 2004 in a market stimulated by the demand for high-end imaging services.
Total revenues for Geophysical Services for the first half of 2005 were Euros 245 million (USD 317 million), up 44% in Euros and 51% in USD compared to the first half of 2004.

For the second quarter of 2005, Sercel total sales were Euros 78 million (USD 99 million), up 2 % in Euros and 6% in USD, compared to the second quarter of 2004. During this quarter, Sercel took advantage of the sustained demand for land equipment and of the increasing demand for offshore products, which now represent a higher proportion of Sercel revenues. External sales for the second quarter of 2005 were Euros 62 million (USD 78 million).
Total revenues for Sercel for the first half of 2005 were Euros 159 million (USD 206 million), stable in Euros and up 5% in USD compared to the first half of 2004. External sales for the first half of 2005 were Euros 139 million (USD 180 million).
Operating Income:
The Group Operating Profit for the second quarter of 2005 was Euros 15.4 million (8% operating margin) compared to Euros 0.9 million operating profit for the second quarter of 2004. The strong performance of Sercel and the significant improvement of the Geophysical Services profitability were the drivers of the Euros 14.5 million year-on-year increase of the Group operating profit.
The Geophysical Services operating profit for the second quarter of 2005 was Euros 8.7 million compared to a Euros 10.6 million operating loss in the second quarter of 2004.
During the quarter, land acquisition (including Argas) returned to a global break even position. The good operating performance of our 11 crews and the improving market environment contributed to this strong recovery in land. The financial performance of our exclusive marine acquisition was hampered by the transit of our vessels from India to North Sea and by some exceptional unfavourable weather conditions. Processing & Reservoir profitability keeps growing in a steadily improving market.
Sercel operating profit for the second quarter of 2005 was Euros 14.3 million compared to Euros 12.7 million in the second quarter 2004. The operating margin represents 18.3% of revenues, up almost 2 points compared to last year.
Segment information

Million Euros
IFRS	S1 2005	S1 2004	Q2 2005	Q2 2004
Operating revenues
Services	245.1	170.4	131.7	87.3
Products	158.8	159.7	78.2	77.0
Elimination	(20.5)	(9.8)	(16.7)	(5.0)
Total	383.7	321.4	193.3	159.5

Operating profit (loss)
Services	9.0	(17.4)	8.7	(10.6)
Products	30.1	35.7	14.3	12.7
Corporate	(6.5)	(5.6)	(3.7)	(3.1)
Elimination	(3.1)	3.1	(3.9)	1.9
Total	29.5	15.8	15.4	0.9

Net Result :
During the second quarter, the company has booked a Euros 9.4 million non-recurring financial expense for the early redemption of the 2007 Senior Notes. The charge associated with this reimbursement is split for 2/3 into reimbursement premium and for 1/3 into recording the unamortized balance of issuance fees.
As a result of the overall refinancing of the 2007 Senior Notes made since the beginning of the year, the annual savings in interest expenses will slightly exceed Euros 5 million.
The net result for the second quarter of 2005 was a loss of Euros 2.4 million (including the Euros 9.4 million financial charge) compared to a loss of Euros 8.5 million in the second quarter of 2004.

Million Euros	S1 2005	S1 2004	Q2 2005	Q2 2004
Net Result before NRI	12.1	(3.5)	7.0	(8.5)
Net income (loss)	2.7	(3.5)	(2.4)	(8.5)
Net income (loss) per common share	0.23	(0.30)	(0.21)	(0.73)
Weighted average common shares	11.736.024	11.680.968	11.709.348	11.681.218
Operating Result Before Depreciation and Amortization :
The Operating Result Before Depreciation and Amortization, “ORBDA”, previously denominated “Adjusted EBITDA” in our former financial reports, is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies.
The ORBDA for the second quarter of 2005 was at Euros 48.3 million, representing 26% of revenues and a 20% increase year on year.
Summary of cashflows
IFRS

Million Euros	S1 2005	S1 2004	Q2 2005	Q2 2004
Net Cash after cost of net debt*	62.7	46.5	23.0	17.4
Net Cash before cost of net debt*	96.9	67.0	43.7	27.2
Cashflow provided by operating activities	77.9	73.1	60.1	31.8
Capital expenditures	(50.3)	(27.5)	(38.1)	(13.9)
Investment in library	(15.0)	(27.4)	(8.7)	(9.4)

*	Before changes in working capital
Balance Sheet items :
As of June 30th 2005, net equity was Euros 455.4 million and net financial debt Euros 143 million, representing a 31.4% gearing ratio.
Equity and Net Debt
Million Euros

IFRS	31/06/2005	31/12/2004
Shareholders’ equity	455.4	428.8
Net financial debt	143.0	122.5
Gearing ratio	31.4%	28.6%
Backlog :
The backlog as of September 1st 2005 was USD 481 million, up 23% compared to September 1st 2004.
CGG offer to acquire Exploration Resources, a Norwegian seismic Company:

Since August 29 2005, when it has acquired approximately 60% of the share capital of Exploration Resources, the CGG Group continued to acquire new shares at same purchase price of NOK 340 per share and holds now more than 90% of the votes of Exploration Resources. The closing of the transaction is expected in October subject to necessary regulatory approvals.
This acquisition of approximately Euros 290 million was financed through a bridge loan, which will be refinanced at a further stage.
Exploration Resources is a Norwegian based provider of marine seismic services to the global oil and gas industry with focus on towed seismic data acquisition, and 4C/4D seabed operations. The employees, the assets and the technological base of Exploration Resources and its subsidiary Multiwave are perfectly complementary with CGG’s and raise our marine capacity by 60%, to a level equivalent to the current leaders of this sector.
Contact : Christophe BARNINI (33) 1 64 47 38 10 / (33) 1 64 47 38 11
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.
The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry providing a wide range of seismic data acquisition. processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Leon Migaux 91341 — Massy Cedex GENERAL COMPANY OF GEOPHYSICS

Date : September 8, 2005	By Senior Executive Vice President
Strategy , Control & corporate planning
/Gerard CHAMBOVET/